CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,500,000	$76.75

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $460,016.72 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $76.75 offset against the registration fee due for this offering and of which $459,939.97 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 530 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 86-I dated June 29, 2007	Registration Statement No. 333-130051 Dated June 29, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,500,000 Annual Review Notes Linked to the KLD Select SocialSM Index due September 2, 2010

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three annual Review Dates, the KLD Select SocialSM Index is at or above the Call Level applicable to that Review Date. If the notes are not called, investors are protected against up to a 10% decline of the Index on the final Review Date but will lose some or all of their principal if the Index declines by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.
  The first Review Date, and therefore the earliest date on which a call may be initiated, is August 29, 2008.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 2, 2010†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on June 29, 2007 and are expected to settle on or about July 5, 2007.

Key Terms

Index:	The KLD Select SocialSM Index (the “Index”).
Automatic Call:

If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level:	100% of the Initial Index Level.
Payment if Called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows:
• 10.10% x $1,000 if called on the first Review Date
• 20.20% x $1,000 if called on the second Review Date
• 30.30% x $1,000 if called on the final Review Date

Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Index. If the Ending Index Level has declined by up to 10% from the Initial Index Level, you will receive the principal amount of your notes at maturity. If the Ending Index Level declines by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]

Assuming the notes are not called, you will lose some or all of your investment at maturity if the Index Return reflects a decline of more than 10%.

Buffer:	10%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 130.48.
Ending Index Level:	The Index closing level on the final Review Date.
Review Dates†:	August 29, 2008 (first Review Date), August 28, 2009 (second Review Date) and August 30, 2010 (final Review Date).
Maturity Date†:	September 2, 2010
CUSIP:	48123JK40
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 86-I.

Investing in the Annual Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 86-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$22.50	$977.50

Total	$2,500,000	$56,250	$2,443,750

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $22.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $11.25 per $1,000 principal amount note. See “Underwriting” beginning on page PS-22 of the accompanying product supplement no. 86-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 29, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 86-I dated June 29, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated June 29, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 86-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 86-I dated June 29, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002649/e27764_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date.” The following table assumes a Call Level equal to a hypothetical Initial Index Level of 130. The table reflects that the percentages used to calculate the call price applicable to the first, second and final Review Dates are 10.10%, 20.20% and 30.30%, respectively, regardless of the appreciation of the Index, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

	Index Level	Total	Total	Total
	Appreciation/	Return at	Return at	Return
Index	Depreciation at	First	Second	at Final
Closing Level	Review Date	Review Date	Review Date	Review Date

234.00	80%	10.10%	20.20%	30.30%
221.00	70%	10.10%	20.20%	30.30%
208.00	60%	10.10%	20.20%	30.30%
195.00	50%	10.10%	20.20%	30.30%
182.00	40%	10.10%	20.20%	30.30%
169.00	30%	10.10%	20.20%	30.30%
156.00	20%	10.10%	20.20%	30.30%
143.00	10%	10.10%	20.20%	30.30%
130.00	0%	10.10%	20.20%	30.30%
129.87	-0.1%	N/A	N/A	0.00%
123.50	-5%	N/A	N/A	0.00%
117.00	-10%	N/A	N/A	0.00%
110.50	-15%	N/A	N/A	-5.56%
104.00	-20%	N/A	N/A	-11.11%
91.00	-30%	N/A	N/A	-22.22%
78.00	-40%	N/A	N/A	-33.33%
65.00	-50%	N/A	N/A	-44.44%
52.00	-60%	N/A	N/A	-55.56%
39.00	-70%	N/A	N/A	-66.67%
26.00	-80%	N/A	N/A	-77.78%
13.00	-90%	N/A	N/A	-88.89%
0.00	-100%	N/A	N/A	-100.00%

The examples on the following page illustrate how the total returns set forth in the table above are calculated.

JPMorgan Structured Investments — Annual Review Notes Linked to the KLD Select SocialSM Index	PS-1

Example 1: The level of the Index increases from the Initial Index Level of 130 to an Index closing level of 143 on the first Review Date. Because the Index closing level on the first Review Date of 143 is greater than the Call Level of 130, the notes are automatically called, and the investor receives a single payment of $1,101 per $1,000 principal amount note.

Example 2: The level of the Index decreases from the Initial Index Level of 130 to an Index closing level of 129.87 on the first Review Date, 123.50 on the second Review Date and 117 on the final Review Date. Because (a) the Index closing level on each of the Review Dates (129.87, 123.50 and 117) is less than the Call Level of 130, and (b) the Ending Index Level has not declined by more than 10% from the Initial Index Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 130 to an Index closing level of 129.87 on the first Review Date, 117 on the second Review Date and 104 on the final Review Date. Because (a) the Index closing level on each of the Review Dates (129.87, 117 and 104) is less than the Call Level of 130, and (b) the Ending Index Level is more than 10% below the Initial Index Level, the notes are not called and the investor receives a payment that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the Index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) 10.10% x $1,000 if called on the first Review Date; (ii) 20.20% x $1,000 if called on the second Review Date; or (iii) 30.30% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over three years, the notes will be called before maturity if the Index closing level is at or above the Call Level on a Review Date and you will be entitled to the applicable payment corresponding to that Review Date set forth on the cover of this pricing supplement.
  LIMITED PROTECTION AGAINST LOSS — If the notes are not called and the Ending Index Level declines by no more than 10% as compared to the Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level declines by more than 10%, for every 1% decline of the Index beyond 10% you will lose an amount equal to 1.1111% of the principal amount of your notes.
  DIVERSIFICATION OF THE KLD SELECT SOCIALSM INDEX — The return on the notes is linked to the KLD Select SocialSM Index. The Index is a modified capitalization-weighted index constructed to maximize exposure to large capitalization companies that KLD Research & Analytics, Inc., the sponsor of the Index, determines have positive social and environmental characteristics, while at the same time maintaining risk and return characteristics similar to the Russell 1000® Index. The Index consists of a maximum of 350 companies drawn from the universe of companies included in the Russell 1000® Index and the S&P 500® Index. For additional information about the Index, see the information set forth under “The KLD Select SocialSM Index” in the accompanying product supplement no. 86-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 86-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 86-I dated June 29, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not called and the Ending Index Level declines by more than 10% compared to the Initial Index Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Index Level compared to the Initial Index Level beyond the 10% buffer.

JPMorgan Structured Investments — Annual Review Notes Linked to the KLD Select SocialSM Index	PS-2
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.
  THE PERFORMANCE OF THE INDEX MAY DIFFER FROM THE PERFORMANCE OF THE RUSSELL 1000® INDEX AND S&P 500® INDEX — Although the KLD Select SocialSM Index consists of companies drawn from the universe of companies included in the Russell 1000® Index and the S&P 500® Index and is designed to maintain risk and return characteristics similar to the Russell 1000® Index, the performance of the Index may differ from the performance of the Russell 1000® Index and the S&P 500® Index because the composition and weighting of the Index differs from the composition and weightings of the Russell 1000 Index and the S&P 500® Index. Because of this imperfect correlation, the return on the notes will not be the same as a debt security with a payment at maturity linked to the performance of the Russell 1000® Index or the S&P 500® Index.
  THE INDEX MAY BE DIFFERENT FROM OTHER SOCIAL INDICES DUE TO FINANCIAL RISK CONSTRAINTS PLACED ON THE INDEX AND MAY INCLUDE STOCKS OF COMPANIES THAT SOME MAY CONSIDER SOCIALLY OR ENVIRONMENTALLY IRRESPONSIBLE OR UNACCEPTABLE — Unlike other social indices, the component stocks of, and their weights in, the Index are not determined solely by reference to the social and environmental profile of the issuers of the component stocks. The Index is constructed to include large capitalization companies that KLD determines have positive social and environmental characteristics, while at the same time maintaining risk and return characteristics similar to the Russell 1000® Index. To control financial risk, the Index constrains expected tracking error relative to the Russell 1000® Index to less than 2%. As a result, a company with low social and environmental performance may nonetheless be included in the Index. In addition, except for tobacco companies, the Index does not screen out companies in controversial industries. We cannot assure you that the issuers of the component stocks of the Index may not have in the past engaged in, are currently engaging in, or will in the future engage in conduct that may be considered by some to be socially and environmentally irresponsible or unacceptable. Investors should make their own independent investigation of the Index to ensure that an investment in the notes is consistent with their financial and social objectives.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the KLD Select SocialSM Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment on any Review Date or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally as in the markets of the securities composing the Index;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Annual Review Notes Linked to the KLD Select SocialSM Index	PS-3

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly Index closing level from June 4, 2004 through June 29, 2007. The Index closing level on June 29, 2007 was 130.48. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Annual Review Notes Linked to the KLD Select SocialSM Index	PS-4